UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 28, 2021

(Date of Report (Date of earliest event reported))

Fundrise Income eREIT 2019, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3408191
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

202 584-0550

(Registrant's telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Declaration of Dividend

On January 28, 2021, the Manager of the Company declared a daily distribution of $0.0026027397 per share (the “February 2021 Daily Distribution Amount”) (which equates to approximately 9.36% on an annualized basis calculated at the current rate, assuming a $10.15 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on February 1, 2021 and ending on February 28, 2021 (the “February 2021 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the February 2021 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2021. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise Income eREIT 2019, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:       January 29, 2021